CYREN LTD.

10 Ha-Menofim St., 5th Floor

Herzliya, Israel, 4672561

011–972–9–863–6888

October 5, 2021

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Jan Woo

Re:	Cyren Ltd.

Registration Statement on Form S-3

Filed: October 1, 2021

File No.: 333-259959

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cyren Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to October 7, 2021, 5:00 p.m., Eastern Time, or as soon thereafter as is reasonably practicable.

Thank you for your assistance in processing this filing. Should you have any questions or comments regarding this matter, please do not hesitate to contact the Company’s counsel, Ms. Laurie Green, at (954) 768-8232.

Sincerely,

/s/ Kenneth Tarpey
Kenneth Tarpey
Chief Financial Officer

cc:	Laurie Green, Esq., Greenberg Traurig, LLP